December 11, 2007

Dear Shareholder,

Due to a clerical error the ballot sent to you with the proxy materials for Croff Enterprises, Inc. included the name of Edwin Peiker, as a candidate for director instead of the correct candidate, Richard Mandel, a current director who is standing for re-election. Mr. Peiker retired from the board of directors in December of 2006 and is NOT a candidate. Please use the enclosed ballot listing Richard Mandel as the candidate for director, in place of the ballot included with your proxy statement and annual report. You should still use the red stamped envelope from your proxy materials to return this corrected ballot, or the Dissenting Shareholder Notice and Election Form. There are no other changes to the ballot or proxy materials. We apologize for any inconvenience our error has caused you.

Very Truly Yours,

/s/ Gerald L. Jensen
Gerald L. Jensen
President
Croff Enterprises, Inc.